PureStream, LLC
Form ATS-N/Updating Amendment (2023.06.05)
Exhibit 3

Part III: Manner of Operations

Item 26: Aggregate Platform Data

Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?

~~No~~ Yes

If yes,

i. Attach, as Exhibit 4, the most recent disclosure of aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter.

   X Select if, in lieu of filing, PureStream, LLC certifies that the information requested under Exhibit 4 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.

ii. Attach, as Exhibit 5, a list and explanation of the categories or metrics for the aggregate platform-wide order flow and execution statistics provided as Exhibit 4 and explain the criteria or methodology used to calculate aggregate platform-wide order flow and execution statistics.

   X Select if, in lieu of filing, PureStream, LLC certifies that the information requested under Exhibit 5 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.